Exhibit (a)(1)(K)

JABIL CIRCUIT, INC.

FREQUENTLY ASKED QUESTIONS

The following pages offer answers to some of the questions you may have about the Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights dated May 12, 2008, which we refer to as the Offer to Amend or Replace. We urge you to carefully read the Offer to Amend or Replace and the ancillary documents, including the Election Form. Please note that the information in these Frequently Asked Questions is not complete and does not contain all the information that is important to you.

The answers to the following questions include references to sections in the Offer to Amend or Replace that contain a more complete description of these topics.

TERMS OF THIS OFFER

Q1.	Why is Jabil making this offer to amend or replace?

We are making this offer to help eligible employees avoid unintended and unfavorable tax consequences related to some of their outstanding awards. The eligible awards were granted at prices less than the fair market value of the underlying Jabil common stock on the awards’ actual grant date. If the awards are not amended or replaced, eligible employees would likely be subject to federal income tax before the awards are exercised, plus additional taxes in excess of those contemplated upon grant of the award. By amending or replacing these awards, eligible employees should be able to avoid adverse federal tax treatment. (See Section 4 for additional information.)

Q2.	Who is eligible to participate in this offer?

You may participate in this offer if:

•	you are an employee of Jabil or its subsidiaries;

•	you hold eligible awards through the date this offer expires;

•	you are subject to taxation in the United States; and

•	you remain an employee of Jabil or its subsidiaries through the date this offer expires.

Current and former members of the Board of Directors and executive officers of Jabil are not eligible to participate in this offer. (See Section 1 for additional information.)

Q3.	What if I exercise my awards before the expiration date of this offer?

To be eligible, awards must be outstanding as of the expiration date of this offer. For example, if a particular award expires or is exercised after commencement of the offer, but before the expiration date of this offer, the particular award is not eligible for amendment or replacement. (See Section 2 for additional information.)

Q4.	Which awards are eligible for amendment or replacement in this offer?

Options to purchase common stock and stock appreciation rights are considered eligible awards under this offer only if each of the following conditions is met:

•	the awards were granted under Jabil’s 1992 Stock Option Plan or 2002 Stock Incentive Plan; and

•	the awards have an exercise price per share that is less than the fair market value of Jabil common stock on the awards’ actual grant date; and

•	the awards were unvested as of December 31, 2004 (if a portion of an award was unvested as of December 31, 2004, only the unvested portion is eligible for this offer);

•	the awards are subject to additional tax under Section 409A; and

•	the awards are outstanding on the date this offer expires. (See Section 2 for additional information.)

Q5.	Are awards that vested on or before December 31, 2004 eligible for amendment or replacement in this offer?

Any awards (or portion of the awards) that vested on or before December 31, 2004 are not subject to additional tax under Section 409A and are not included in this offer. These awards will retain the original terms under which they were granted. (See Section 2 for additional information.)

Q6.	When does this offer expire?

This offer is scheduled to expire on June 10, 2008 at 5:30 p.m., Eastern Daylight Time. We refer to such date as the “expiration date.” (See Section 6 for additional information.) Although we do not currently intend to extend this offer, we may, in our discretion, extend this offer, in which event the expiration date will refer to the latest time and date at which the extended offer expires. (See Section 16 for additional information.)

Q7.	If I decide to participate in this offer, what will happen to my eligible awards and what will I receive for my tendered eligible awards?

If you elect to participate in this offer and tender your eligible awards, then, as of the expiration date, all of your eligible awards will be amended or replaced as described below. (See Section 2 for additional information.)

•	If the closing price per share of our common stock on the last day of this offer is lower than or equal to the original exercise price of the eligible award:

•

Your award will be cancelled and immediately replaced with a new award under Jabil’s 2002 Stock Incentive Plan that is exactly the same as the cancelled award, including the same exercise price, no loss of vesting or change to the expiration date of the award term, but with a new grant date.

•	You will not be entitled to a cash payment for any eligible awards tendered.

•

If the closing price per share of our common stock on the last day of this offer is (i) higher than the original exercise price of the eligible award and (ii) lower than the closing price of our common stock on the actual grant date of the eligible award:

•

Your award will be cancelled and immediately replaced with a new award under Jabil’s 2002 Stock Incentive Plan that is exactly the same as the cancelled award, including no loss of vesting or change to the expiration date of the award term, but with a new grant date and a new exercise price equal to the closing price of our common stock on the last day of this offer; and

•

You will receive a cash payment for each eligible award tendered equal to the difference between the amended exercise price and the original exercise price multiplied by the number of shares covered by such award, less applicable tax withholding.

•

If the closing price per share of our common stock on the last day of this offer is (i) higher than the original exercise price of the eligible award and (ii) higher than or equal to the closing price of our common stock on the actual grant date of the eligible award:

•	Your award will be amended to increase the exercise price so that it equals the closing price of our common stock on the actual grant date of the eligible award; and

•

You will receive a cash payment for each eligible award tendered equal to the difference between the amended exercise price and the original exercise price multiplied by the number of shares covered by such award, less applicable tax withholding.

Any amendments or replacements of your participating awards will be effective as of the date that this offer expires. You will receive documentation evidencing your amended or replaced awards and your right to receive a cash payment, if any, promptly after the expiration of this offer. The cash payment, if any, will be payable on the first regularly scheduled payroll date after December 31, 2008, which will be in early January 2009.

The following examples illustrate what happens to eligible awards that are tendered in this offer and what you will receive for your tendered awards. Use the information in your Addendum, which is available at \\alfarslgl01\Employee_Options_Exchange_Offer_Addendums$, to personalize these examples. Your Addendum lists your eligible awards, the number of unexercised shares subject to such awards, the original exercise price of such awards, the original grant date for each eligible award, the actual grant date for each eligible award, and the closing price of our common stock on the actual grant date for each eligible award.

The exercise price for a tendered eligible award that we amend or replace pursuant to this offer will be determined by the following:

1. Which is higher: (A) the original exercise price of the eligible award; or (B) the closing price per share of Jabil common stock on the last day of this offer

If A applies, then:	If B applies, then:
i	i

2. The eligible awards will be cancelled and replaced. The exercise price of the replaced award will be equal to the original exercise price of the eligible award.

2.      Is the per share stock price of Jabil common stock on the last day of this offer higher than, equal to or lower than the per share stock price of Jabil common stock on the actual grant date of the eligible award?

i	If higher or equal to, then:	If lower, then:
3. The eligible employee will not be entitled to receive a cash payment.	i	i

	3. The eligible award will be amended to increase the exercise price to the closing price per share of Jabil common stock on the actual grant date of the eligible award.	3. The eligible award will be cancelled and replaced. The exercise price of the replaced award will be equal to the closing price per share of Jabil common stock on the last day of this offer.
	i	i

	4. The eligible employee will be entitled to receive a cash payment.	4. The eligible employee will be entitled to receive a cash payment.

This example illustrates the consideration you will receive if you participate in this offer using the following assumptions:

Original Exercise Price	Closing price on the actual grant date of the award	Closing price on the last day of this offer	Offer Consideration
$ 15.00	$20.00	$12.00

The eligible award will be cancelled and replaced with a new award with the same terms as the cancelled award, including the original $15.00 exercise price, but with the last day of this offer as the new grant date.

You will not be entitled to any cash payment.

$ 15.00	$20.00	$18.00

The eligible award will be cancelled and replaced with a new award with the same terms as the cancelled award, but with the last day of this offer as the new grant date and the exercise price would be increased to $18.00.

You will receive a cash payment equal to $3.00 multiplied by the number of shares covered by such award, less applicable tax withholding.

$ 15.00	$20.00	$22.00

The eligible award will be amended to increase the exercise price for that award to $20.00.

You will receive a cash payment equal to $5.00 multiplied by the number of shares covered by such award, less applicable tax withholding.

PARTICIPATION IN THIS OFFER

Q8.	How do I participate in this offer?

If you choose to participate in this offer, you must do one of the following before 5:30 p.m., Eastern Daylight Time, on June 10, 2008:

1.	Access the Election Form via the email from options_exchange_offer@jabil.com dated May 12, 2008. After you have read the Election Form terms and conditions, select the “ACCEPT” button located in the email to submit your election electronically; or

2.	Alternatively, print the entire Election Form attached to the email from options_exchange_offer@jabil.com dated May 12, 2008. After you have read the Election Form terms and conditions, complete the Election Form by marking the “ACCEPT” box and signing and dating the Election Form. Submit the Election Form via fax to us at (727) 231-3051.

If you choose not to participate you may either do nothing or follow the procedures above, however, select “REJECT” instead of “ACCEPT.”

We reserve the right to reject any awards tendered for amendment or replacement that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, promptly after the expiration of this offer we will accept all properly tendered awards.

Only Election Forms that are properly completed, electronically accepted (or properly signed, in the case of a paper Election Form) and actually received by us electronically via the email from options_exchange_offer@jabil.com dated May 12, 2008 or via fax on or before 5:30 p.m., Eastern Daylight Time, on June 10, 2008 will be accepted. Election Forms that are received after the deadline will not be accepted. The delivery of Election Forms is at your risk. We intend to confirm the receipt of your Election Form and any subsequent changes by email (or letter if you have not provided us with an email address) within two U.S. business days. If you have not received an email or letter, you must confirm that we have received your Election Form or any subsequent changes to the Election Form. If you need to confirm receipt after two U.S. business days have elapsed, you may email options_exchange_offer@jabil.com. Election Forms may be submitted only electronically via the email from options_exchange_offer@jabil.com dated May 12, 2008, or via fax. Election Forms submitted by any other means, including hand delivery, United States mail and Federal Express (or similar delivery service), are not permitted. (See Section 5 for additional information.)

Q9.	Can I change my mind and withdraw from this offer?

Yes. You may change your mind after you have submitted an Election Form and withdraw your election from this offer at any time before the offer expiration date by submitting a new Election Form. If we extend the offer expiration date, you may withdraw your election at any time before the extended offer expiration date. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form we receive before the offer expiration date. (See Section 6 for additional information.)

Q10.	How do I withdraw my election?

To withdraw your election with respect to your eligible awards, you must do one of the following before the expiration date:

1.	Submit your new election electronically by selecting the opposite button from the one you originally selected (either “ACCEPT” or “REJECT”). The buttons are located in the email from options_exchange_offer@jabil.com dated May 12, 2008; or

2.	Alternatively, print the entire Election Form attached to the email from options_exchange_offer@jabil.com dated May 12, 2008. Mark the opposite box from the one you originally selected (either “ACCEPT” or “REJECT”) and sign and date the Election Form. Then, submit the Election Form via fax to us at (727) 231-3051.

You should print a copy of your revised Election Form and updated confirmation of the election and keep those documents with your other records for this offer. (See Section 6 for additional information.)

Q11.	What if I withdraw my election and then decide again that I want to participate in this offer?

As long as the offer has not expired, if you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may reelect to participate by submitting a new properly completed Election Form via email or fax before the offer expiration date. The new Election Form must be properly completed and electronically accepted (or signed, in the case of a paper Election Form) and dated after the date of your previous Election Form. (See Section 6 for additional information.)

Q12.	How will Jabil confirm that my Election Form or resubmission has been received?

We intend to confirm the receipt of your Election Form and any resubmission by email or letter within two U.S. business days of submission. If you have not received an email or letter, it is your responsibility to confirm that we have received your Election Form and any resubmission by emailing options_exchange_offer@jabil.com. (See Section 5 for additional information.)

Q13.	If you extend this offer, how will you notify me?

If we extend this offer, we will send you an email or other communication disclosing the extension no later than 9:00 a.m., Eastern Daylight Time, on the next business day following the previously scheduled expiration date. (See Section 16 for additional information.)

Q14.	How will you notify me if this offer is changed?

If we change this offer, we will send you an email or other communication disclosing the change no later than 9:00 a.m., Eastern Daylight Time, on the next business day following the day we change this offer. (See Section 16 for additional information.)

CASH PAYMENTS MADE IN CONNECTION WITH THIS OFFER

Q15.	Under what circumstances will I receive a cash payment?

You will only receive a cash payment for your tendered eligible awards if the closing price of our common stock on the last day of this offer is higher than the original exercise price of your eligible award. (See Section 2 for additional information.)

Q16.	Why do I have to wait until 2009 to receive my cash payment?

This offer is intended to reduce tax liability for our eligible employees and IRS and Treasury Department guidance under Section 409A indicates that if cash payments related to amended or replaced awards are paid in the same calendar year in which the awards are amended or replaced, eligible employees who receive the cash payments will be subject to additional tax under Section 409A. As we expect this offer to expire (and eligible awards to be amended or replaced for those eligible employees who elect to participate) during calendar year 2008, we are required to wait until calendar year 2009 to make any cash payments in order to avoid these adverse tax consequences. (See Section 4 for additional information.)

Q17.	Once my participating awards are amended or replaced, is there anything I must do to receive the amended or replaced awards or cash payments?

No. Once your participating awards have been amended or replaced there is nothing that you must do to receive your amended or replaced awards or cash payments, if any. Your awards will be amended or replaced as of the expiration date and your cash payments, if any, will be paid in early January 2009. (See Section 7 for additional information.)

Q18.	What happens if my employment terminates before the cash payment is paid?

If you are entitled to receive a cash payment under the terms of this offer, you will receive the cash payment whether or not you are a Jabil employee at the time the cash payment is paid in early January 2009. You must, however, be a Jabil employee through the expiration date of this offer. (See Section 2 for additional information.)

CONDITIONS TO THIS OFFER

Q19.	Am I required to participate in this offer?

No. Participation in this offer is completely voluntary. In addition, see Section 15 of the Offer to Amend or Replace for the material U.S. federal income tax consequences of both participating in this offer and not participating in this offer.

Neither we nor our Board of Directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this Offer to Amend or Replace and the other offer documents and consult your personal tax, financial, and legal advisors for assistance on how this may affect your individual situation. You must make your own decision about whether to participate in this offer.

Q20.	Are there any conditions to this offer?

Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 8 of the Offer to Amend or Replace. However, the completion of this offer is not conditioned upon a minimum number of eligible awards being tendered.

Q21.	Can I exchange shares of Jabil common stock that I acquired upon previous exercises of Jabil awards?

No. This offer relates only to outstanding Jabil awards meeting the eligibility criteria described in this Offer to Amend or Replace. You may not exchange shares of Jabil common stock in this offer. (See Section 2 for additional information.)

INFORMATION ABOUT MY AWARDS

Q22.	Will the terms and conditions of my amended or replaced awards be the same as my original awards?

There will be no change to the number of shares, vesting schedule, or expiration terms of your awards. The terms and conditions of your replaced awards will not change except for the new grant date and, depending on the closing price of our stock on the last day of this offer, an increase in the exercise price. The terms and conditions of your amended awards will not change except for an increase in the exercise price. The replaced awards will be subject to the terms of the 2002 Stock Incentive Plan. The amended awards will continue to be subject to the terms of Jabil’s 1992 Stock Option Plan or Jabil’s 2002 Stock Incentive Plan, as applicable. (See Section 10 for additional information.)

Q23.	Will the number of shares subject to my awards change if I participate in this offer?

No. Your participation in this offer will not cause the number of shares of Jabil common stock subject to the eligible awards to change unless the capitalization of Jabil changes between the time this offer commences and the expiration date. As of the date of the Offer to Amend or Replace, we have no plans or proposals that relate to or would result in any such change to our capitalization. (See Section 4 for additional information.)

Q24.	If I hold multiple eligible award grants, can I choose which awards I want to tender?

No. You may only choose to tender all or none of your outstanding and unexercised eligible awards. (See Section 2 for additional information.)

Q25.	When will my eligible awards be amended or replaced?

We will amend or replace those eligible awards that have been properly tendered and accepted for amendment or replacement on the expiration date of this offer. (See Section 7 for additional information.)

Q26.	Are there circumstances under which I may accept this offer, but my eligible awards would not be amended or replaced or I would not receive a cash payment?

Yes. If, for any reason, you are no longer a Jabil employee on the expiration date of this offer, your awards will not be amended or replaced and you will not receive any cash payments that may be applicable. Your existing awards will continue to be governed by Jabil’s 1992 Stock Option Plan or 2002 Stock Incentive Plan, as applicable, and by your current award agreement until you exercise the awards or until they expire. In addition, those awards will continue to be subject to Section 409A. (See Section 4 for additional information.) Your employment with Jabil will remain “at-will” regardless of your participation in this offer and can be terminated by you or us at any time, with or without cause or notice. (See Section 1 and Section 2 for additional information.)

Even if you accept this offer, we will not amend or replace any awards, or make (or agree to make) any applicable cash payments if we are prohibited from doing so by applicable laws. For example, we could become prohibited from amending or replacing awards, or making (or agreeing to make) any applicable cash payments, as a result of changes in Securities and Exchange Commission (“SEC”) or New York Stock Exchange (“NYSE”) rules. We do not anticipate any such prohibitions at this time. (See Section 14 for additional information.)

Q27.	What happens if I have an award grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

If you are an eligible employee and have eligible awards that are subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee of Jabil or its subsidiaries beneficially owns a portion of those awards, you may tender only the portion of those awards that are beneficially owned by you. Any portion of those awards beneficially owned by a person who is not an employee of Jabil or its subsidiaries may not be tendered in this offer (even if legal title to that portion of those awards is held by you and you are an eligible employee). (See Section 2 for additional information.)

We ask that you notify Jabil if this circumstance applies to you by emailing options_exchange_offer@jabil.com, so that we may modify your Addendum to only include those eligible awards that are beneficially owned by you.

Q28.	What happens to my awards if I do not submit my Election Form by the deadline, I choose not to participate, or my tender of awards is not accepted?

If we do not receive your Election Form by the deadline, you choose not to participate, or your tender of awards is not accepted, your existing eligible awards will:

•	remain outstanding until you exercise them or they expire by their terms;

•	retain their current exercise prices; and

•	retain their current vesting schedules.

Pursuant to the tax rules described in this Offer to Amend or Replace, you may be required to recognize ordinary income before the awards are exercised and in such case will also be subject to an additional 20% tax and potential interest charges. (See Section 15 for additional information).

Q29.	How does Jabil determine whether awards have been properly tendered?

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any awards tendered in response to this offer. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any Election Form or any awards tendered that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered eligible awards that are not validly withdrawn, subject to the terms of this offer. No tender of eligible awards will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible employee or waived by us. We have no obligation to give notice of any defects or irregularities in any Election Form or any resubmission thereof and we will not incur any liability for failure to give any notice. (See Section 5 for additional information.)

Q30.	Will I receive an amended or new award agreement?

If your award is replaced, you will receive a new award agreement. The new awards will have the same terms as the existing award agreement, as modified by the terms of this offer. If your award is amended, you will receive an amendment to your award agreement. All amended awards will remain subject to the existing award agreement between you and Jabil, as modified by the terms of this offer. (See Section 10 for additional information.)

TAX CONSIDERATIONS

Q31.	Are there any U.S. federal income tax consequences to my participation in this offer?

If you participate in this offer, you should not be required to recognize income for U.S. federal income tax purposes with respect to your amended or replaced awards at the time of such amendment or replacement. However, you will have taxable income at the time and to the extent you receive any cash payments. In addition, you may have taxable income when you exercise your amended or replaced awards or when you sell your award shares. (See Section 15 for additional information.)

If you choose not to participate in this offer, your eligible awards may be subject to additional tax under Section 409A. By participating in this offer, you should avoid the adverse tax consequences potentially associated with your eligible awards. We recommend that you consult your personal tax, financial, and legal advisors for assistance on how this may affect your individual situation. See Section 15 for more detail on the potential material U.S. federal income tax consequences of participating or not participating in this offer.

Q32.	If I accept this offer, could my amended or replaced awards still be subject to the adverse tax consequences under Section 409A?

We believe this offer complies with the IRS correction procedure, and that the amended or replaced awards and cash payments (if any) provided under this offer will not be subject to adverse tax consequences under Section 409A when you receive them. The IRS published guidance explaining how to correct discounted stock awards so that the discounted exercise price will not cause the awards to be subject to the adverse tax consequences under Section 409A. The final regulations were published on April 17, 2007, and on October 22, 2007, the IRS extended the correction procedure in effect through December 31, 2008. However, subsequent modifications, substitutions, or other events affecting the amended or replaced awards could cause those awards to become subject to adverse tax consequences under Section 409A in the future. In addition, there can be no assurance as to the effect of any future legislation, IRS or Treasury Department guidance, or regulations on the tax treatment of outstanding awards, including the amended or replaced awards. (See Section 15 for additional information.)

Q33.	Will my amended or replaced stock options be incentive stock options or nonqualified stock options for U.S. tax purposes?

All eligible stock options are currently considered nonqualified stock options for purposes of U.S. tax law. The amended or replaced stock options will continue to be nonqualified stock options for U.S. tax purposes. We recommend that you consult your personal tax, financial, and legal advisors to discuss the personal tax consequences of nonqualified stock options. (See Sections 10 and 15 for additional information.)

DECIDING WHETHER TO PARTICIPATE IN THIS OFFER

Q34.	How should I decide whether to accept this offer?

The decision to participate in this offer must be made by each individual eligible employee. We recommend that you consult with your personal tax, financial, and legal advisors to help determine if participation in this offer is right for you. (See Section 4 for additional information.)

Neither we nor our Board of Directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this Offer to Amend or Replace and the other offer documents and consult your personal tax, financial, and legal advisors for assistance on how this may affect your individual situation. You must make your own decision about whether to participate in this offer.

Q35.	Will my decision to participate in this offer have an impact on my ability to receive awards in the future?

No. Your election to participate or not participate in this offer will not have any effect on your ability to receive future grants of awards to purchase our common stock, or any other rights.

Q36.	Who can I contact if I have questions about this offer, or if I need additional copies of the offer documents?

For additional information or assistance, you should email options_exchange_offer@jabil.com. (See Section 18 for additional information.)